HAIGHTS CROSS COMMUNICATIONS, INC.
10 New King Street – Suite 102
White Plains, NY  10604

March 27, 2009

Securities and Exchange Commission
Washington, D.C.  20549-0402
Attn:  Jeffrey Jaramillo, Esq.

Re:	Responses to the comment letter of the Securities and Exchange Commission staff dated February 27, 2009 regarding Haights Cross Communications, Inc.

Ladies and Gentlemen:

Haights Cross Communications, Inc., a Delaware corporation (“Haights Cross” or the “Company”), is hereby responding to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Mark Kurtz dated February 27, 2009.

The responses set forth below have been organized in the same manner in which the Staff’s comments were presented to the Company.

Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008

Note 7. Dispositions, page 8

8.           SEC COMMENT:  We have reviewed your response to our prior comment number 2 but continue to believe that the $4.8 million of funds placed in escrow in connection with the sale of the Oakstone Publishing business represent a gain contingency which should not be recognized in the Company’s financial statements until realization of these funds by the Company is assured.  As the disclosure in Note 7 to your financial statements, the escrow account balance of $4.8 million is subject to downward purchase price adjustments up to the full balance based on adjustments to working capital and representations and warranties made in the purchase agreement.  Furthermore, your response to our prior comment number 2 also notes that any escrow amount due to the Company would not be released until the one year anniversary of the sale transaction, pending the outcome of any claims made by the purchaser under the sale agreement.  We believe that both of these factors are indicative that collection of the escrow balance was not reasonably assured at the date the transaction occurred.

As outlined in paragraph 83 of Concept Statement No. 5, “gains commonly result from transactions and other events that involve no “earning process” and for recognizing gains, being earned is generally less significant than being realized or realizable.”  Also, SAB Topic 5:E, Question 4 indicates that “profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured.”  As your response indicates, claims for working capital adjustments and breaches of representations have been made by the purchaser subsequent to the sale date.  Also, based on the information noted in your response, it continues to appear that you have yet to obtain the rights to the $4.8 million amount placed in escrow, as the buyer has not agreed to release the $4.8 million placed in escrow, nor has the time restriction on the escrow amount elapsed.  Based on the foregoing, we believe that the collection of the $4.8 million placed in the escrow account is not currently reasonably assured and was not reasonably assured at the date the sale occurred since the remaining balance in the account will not be realizable by the Company until all such claims are satisfied and any amounts remaining in escrow are released or available for release to the Company at the end of the one year period.  Accordingly, please revise your financial statements included in your Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 to eliminate the recognition of the gain related to the $4.8 million of funds held in escrow.

COMPANY RESPONSE:

As per our discussion with the staff on March 11, 2009, the Company’s view is that the consideration of the Oakstone sale of $48 million which included the escrowed amount of $4.8 million was fixed and determinable at the time of the closing of the sale.  The Company did not have any future obligations in order to be entitled to the sale consideration including the balance of the escrow account.  The customary representations and warranties included in the Oakstone sale agreement did not require any actions on the part of the Company in order for the Company to be entitled to the balance of the escrow.

As of the date of this letter, we have no future obligations with respect to the release of the escrow balance which we anticipate to be released to us on the one-year anniversary of the date of the sale.  In addition, we are not aware and do not expect any additional indemnification claims to be made by the buyer with respect to the remaining escrow balance.

The company will revise its Form 10-Q for the period ended June 30, 2008 to expand the disclosure with respect to the Oakstone escrow agreement as follows (please note that the revisions to the disclosures are underlined for your convenience):

On June 30, 2008, the assets and liabilities of the Oakstone Publishing business were sold for gross proceeds of $47.5 million, consisting of consideration received from the buyer of $42.8 million and $4.8 million placed in an escrow account to satisfy working capital adjustments and indemnification obligations, if any. Cash consideration from the sale was received on July 1, 2008 and recorded as a sales proceeds account receivable and the escrow account is recorded as a current asset in the consolidated balance sheet as of June 30, 2008. The Company does not have any future obligations in order to be entitled to these escrow funds and accordingly, the entire sales proceeds of $47.5 million has been considered in recognizing a gain of $15.6 million, as shown below, presented as a gain on disposal of discontinued operations, on the sale. At June 30, 2008, there was $1.8 million of accrual remaining which represents $1.0 million of accrued transaction cost and $0.8 million of retained liabilities of the Oakstone Publishing business. The escrow account balance of $4.8 million is subject to downward purchase price adjustments, up to the full balance, based on adjustments to working capital and the representations and warranties made in the purchase agreement.  Claims made against this escrow balance will reduce the gain on sale on the Oakstone Publishing business.

The Company has recorded a $0.3 million accrued liability for an estimated working capital adjustment that will be due to the buyer from the escrow account at June 30, 2008.  Such accrual has been recorded as a reduction in earnings from discontinued operations in the accompanying statement of operations.  As of August 19, 2008, the buyer has made no claims related to the working capital adjustment nor the representations and warranties secured by the escrow balance. The remaining balance of the escrow account will be released to the Company on June 30, 2009 assuming no additional working capital adjustments are determined or claims made based on the Company’s representations and warranties in the sales agreement. The carrying amounts of Oakstone Publishing assets and liabilities as of June 30, 2008 were as follows:

The company will revise its Form 10-Q for the period ended September 30, 2008 to read as follows:

On June 30, 2008, the assets and liabilities of the Oakstone Publishing business were sold for gross proceeds of $47.5 million, consisting of consideration received from the buyer of $42.8 million and $4.8 million placed in an escrow account to satisfy working capital adjustments and indemnification obligations, if any. The escrow account balance is recorded as a current asset in the consolidated balance sheet as of September 30, 2008.  The Company does not have any future obligations in order to be entitled to these escrow funds and accordingly, the entire sales proceeds of $47.5 million has been considered in recognizing a gain of $15.1 million, as shown below, presented as a gain on disposal of discontinued operations, on the sale. At September 30, 2008, there was $0.4 million of accrual remaining which represents liabilities of the Oakstone Publishing business. The escrow account balance of $4.8 million is subject to downward purchase price adjustments, up to the full balance, based on adjustments to working capital and the representations and warranties made in the purchase agreement.

The Company has recorded a $0.3 million accrued liability for an estimated working capital adjustment which will be due to the buyer from the escrow account.  Such accrual has been recorded as a reduction in earnings from discontinued operations in the accompanying statement of operations.  In addition, the Company is in discussions with the buyer concerning a claim made by the buyer on September 16, 2008 against the representations and warranties. Any claims made against the escrow balance for a breach of the representations and warranties must exceed the $0.3 million basket established in the sale agreement. As of November 14, 2008, Management does not believe that it is probable that the claim that has been made will exceed these amounts and has determined the full escrow balance less the $0.3 million working capital adjustment is realizable.  The remaining balance of the escrow account is due to be released to the Company on June 30, 2009 unless there are additional working capital adjustments or claims are made based on the Company’s representations and warranties in the sales agreement in excess of the basket amounts described above. The carrying amounts of Oakstone Publishing assets and liabilities as of June 30, 2008 were as follows:

The company will include the following language in its Form 10-K for the period ended December 31, 2008 to read as follows:

On June 30, 2008, the assets and liabilities of the Oakstone Publishing business were sold for gross proceeds of $47.5 million prior to the escrow adjustments discussed below, consisting of consideration received from the buyer of $42.8 million in cash and $4.8 million placed in an escrow account to satisfy working capital adjustments and indemnification obligations, if any. An adjusted gain of $14.5 million, as shown below, is presented as a gain on disposal of discontinued operations.  On December 23, 2008, the Company agreed with the Buyer to settle a claim made against representations and warranties for $0.6 million and released escrow funds equal to this amount plus $0.3 million for a working capital adjustment.   The Company had recognized an accrual for the working capital adjustment in the quarter ended June 30, 2008.  As part of the settlement, the Buyer and the Company agreed to establish a $0.1 million basket for any future claims.  At this time the Company is not aware of any pending claims against escrowed funds and believes the remaining balance will be released on June 30, 2009.  The Company has no substantive obligations to fulfill in order to receive the remaining balance. The carrying amounts of Oakstone Publishing assets and liabilities as of June 30, 2008 were as follows:

Please note the actual gain amount will be updated in the Form 10-K to include adjustments for our tax provision which are not at this time finalized.

Please contact the undersigned at (914) 289-9480 should you require additional information or have questions regarding this letter.

Very truly yours,

HAIGHTS CROSS COMMUNICATIONS, INC.

By:	/s/ Mark Kurtz
Mark Kurtz, Senior Vice President and
Chief Financial Officer

Encl.
cc:	Mr. Paul J. Crecca, President and Chief Executive Officer
Philip J. Flink, Esq.
Robert L. Murray, Esq.